Lightspeed Commerce Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
For the three and six months ended September 30, 2022
(expressed in thousands of US dollars)

Lightspeed Commerce Inc. Condensed Interim Consolidated Balance Sheets (Unaudited)
As at September 30 and March 31, 2022

(expressed in thousands of US dollars)
	Notes	September 30, 2022	March 31, 2022
Assets		$	$

Current assets
Cash and cash equivalents		862,576	953,654
Trade and other receivables	9	57,119	45,766
Inventories		10,013	7,540
Other current assets	10	31,527	35,535

Total current assets		961,235	1,042,495

Lease right-of-use assets, net		22,937	25,539
Property and equipment, net		18,769	16,456
Intangible assets, net		357,180	409,568
Goodwill	11	2,091,056	2,104,368
Other long-term assets	12	26,452	21,400
Deferred tax assets		140	154

Total assets		3,477,769	3,619,980

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	13	73,462	78,307
Lease liabilities		6,809	7,633
Income taxes payable		6,672	6,718
Deferred revenue		62,931	65,194

Total current liabilities		149,874	157,852

Deferred revenue		1,598	2,121
Lease liabilities		19,346	23,037
Long-term debt	15	—	29,841
Accrued payroll taxes on share-based compensation		924	1,007
Deferred tax liabilities		1,608	6,833

Total liabilities		173,350	220,691

Shareholders’ equity
Share capital	16	4,255,533	4,199,025
Additional paid-in capital		171,438	123,777
Accumulated other comprehensive income (loss)	17	(15,623)	2,677
Accumulated deficit		(1,106,929)	(926,190)

Total shareholders’ equity		3,304,419	3,399,289

Total liabilities and shareholders’ equity		3,477,769	3,619,980

Commitments and contingencies	14

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
For the three and six months ended September 30, 2022 and 2021

(expressed in thousands of US dollars, except per share amounts)
		Three months ended September 30,		Six months ended September 30,
	Notes	2022	2021	2022	2021
		$	$	$	$

Revenues	4	183,699	133,218	357,581	249,138

Direct cost of revenues	5, 6	102,230	68,272	198,587	126,619

Gross profit		81,469	64,946	158,994	122,519

Operating expenses
General and administrative	6	25,132	23,081	55,371	45,358
Research and development	6	36,596	30,092	72,232	52,308
Sales and marketing	6	64,337	51,693	132,982	93,963
Depreciation of property and equipment		1,188	1,020	2,409	1,889
Depreciation of right-of-use assets		2,063	2,008	4,110	3,633
Foreign exchange loss		29	6	472	255
Acquisition-related compensation		12,653	9,032	29,756	11,046
Amortization of intangible assets		25,684	22,797	51,560	39,810
Restructuring	14	603	—	1,810	197

Total operating expenses		168,285	139,729	350,702	248,459

Operating loss		(86,816)	(74,783)	(191,708)	(125,940)

Net interest income	7	4,851	719	6,858	945

Loss before income taxes		(81,965)	(74,064)	(184,850)	(124,995)

Income tax expense (recovery)
Current		516	95	780	725
Deferred		(2,538)	(15,072)	(4,891)	(17,296)

Total income tax recovery		(2,022)	(14,977)	(4,111)	(16,571)

Net loss		(79,943)	(59,087)	(180,739)	(108,424)

Other comprehensive loss

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		(6,689)	(4,429)	(15,522)	(4,125)
Change in net unrealized loss on cash flow hedging instruments		(2,059)	(945)	(2,778)	(945)

Total other comprehensive loss	17	(8,748)	(5,374)	(18,300)	(5,070)

Total comprehensive loss		(88,691)	(64,461)	(199,039)	(113,494)

Net loss per share – basic and diluted	8	(0.53)	(0.43)	(1.21)	(0.80)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statement of Cash Flows (Unaudited)
For the six months ended September 30, 2022 and 2021

(expressed in thousands of US dollars)
	Six months ended September 30,
	2022	2021
Cash flows from (used in) operating activities	$	$
Net loss	(180,739)	(108,424)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	26,740	8,972
Amortization of intangible assets	51,560	39,810
Depreciation of property and equipment and lease right-of-use assets	6,519	5,522
Deferred income taxes	(4,891)	(17,296)
Share-based compensation expense	73,589	37,043
Unrealized foreign exchange loss	290	429
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(10,434)	(321)
Inventories	(2,473)	(1,353)
Other assets	368	(3,858)
Accounts payable and accrued liabilities	(8,029)	9,286
Income taxes payable	(46)	283
Deferred revenue	(2,786)	1,841
Accrued payroll taxes on share-based compensation	(83)	1,371
Net interest income	(6,858)	(945)

Total operating activities	(57,273)	(27,640)

Cash flows from (used in) investing activities
Additions to property and equipment	(5,206)	(3,532)
Additions to intangible assets	(1,498)	—
Acquisition of businesses, net of cash acquired	—	(398,567)
Purchase of investments	(820)	—
Movement in restricted term deposits	—	344
Interest income	7,185	2,281

Total investing activities	(339)	(399,474)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	4,033	14,823
Proceeds from issuance of share capital	—	823,515
Share issuance costs	(193)	(33,659)
Repayment of long-term debt	(30,000)	—
Payment of lease liabilities net of incentives and movement in restricted lease deposits	(4,106)	(3,049)
Financing costs	(373)	(788)

Total financing activities	(30,639)	800,842

Effect of foreign exchange rate changes on cash and cash equivalents	(2,827)	(704)

Net increase (decrease) in cash and cash equivalents during the period	(91,078)	373,024

Cash and cash equivalents – Beginning of period	953,654	807,150

Cash and cash equivalents – End of period	862,576	1,180,174

Interest paid	373	480
Income taxes paid	768	635
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
For the six months ended September 30, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$

Balance as at March 31, 2022		148,661,312	4,199,025	123,777	2,677	(926,190)	3,399,289

Net loss		—	—	—	—	(180,739)	(180,739)
Share issuance costs		—	(193)	—	—	—	(193)
Exercise of stock options and settlement of share awards		1,431,737	29,961	(25,928)	—	—	4,033
Share-based compensation		—	—	73,589	—	—	73,589
Share-based acquisition-related compensation		222,715	26,740	—	—	—	26,740
Other comprehensive loss	17	—	—	—	(18,300)	—	(18,300)

Balance as at September 30, 2022		150,315,764	4,255,533	171,438	(15,623)	(1,106,929)	3,304,419

Balance as at March 31, 2021		128,528,515	2,526,448	35,877	9,715	(637,757)	1,934,283

Net loss		—	—	—	—	(108,424)	(108,424)
Issuance of shares upon public offering		8,855,000	823,515	—	—	—	823,515
Share issuance costs		—	(33,752)	—	—	—	(33,752)
Exercise of stock options and settlement of share awards		879,677	23,052	(8,229)	—	—	14,823
Share-based compensation		—	—	37,043	—	—	37,043
Share-based acquisition-related compensation		25,099	8,972	—	—	—	8,972
Shares issued in connection with business combination		4,835,670	360,474	—	—	—	360,474
Other comprehensive loss	17	—	—	—	(5,070)	—	(5,070)

Balance as at September 30, 2021		143,123,961	3,708,709	64,691	4,645	(746,181)	3,031,864

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)

    1. Organization and nature of operations
Lightspeed Commerce Inc. ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed’s one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD".
    2. Basis of presentation and consolidation
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Certain information and disclosures have been omitted or condensed. These unaudited condensed interim consolidated financial statements should be read together with the Company’s annual audited consolidated financial statements and notes thereto for the fiscal year ended March 31, 2022. Certain comparative figures have been reclassified in order to conform to the current period presentation.
These unaudited condensed interim consolidated financial statements were approved for issue by the Board of Directors of the Company on November 2, 2022.
Seasonality of interim operations
The operations of the Company are seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full fiscal year or any future period.
Estimates, judgments and assumptions
The preparation of the unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses during the period. These estimates and assumptions are based on historical experience, expectations of the future, and other relevant factors and are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. Actual results may differ from these estimates.
In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the fiscal year ended March 31, 2022.
    3. Significant accounting policies
The same accounting policies and methods of computation were followed in the preparation of these unaudited condensed interim consolidated financial statements as were followed in the preparation of the most recent annual audited consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
    4. Revenues

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
	$	$	$	$

Subscription revenue	74,494	59,374	148,054	109,299
Transaction-based revenue	101,304	65,023	192,828	121,476
Hardware and other revenue	7,901	8,821	16,699	18,363

Total revenues	183,699	133,218	357,581	249,138
    5. Direct cost of revenues

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
	$	$	$	$

Subscription cost of revenue	20,657	17,754	41,080	32,371
Transaction-based cost of revenue	70,011	39,472	132,912	71,661
Hardware and other cost of revenue	11,562	11,046	24,595	22,587

Total direct cost of revenues	102,230	68,272	198,587	126,619
    6. Employee compensation
The total employee compensation comprising salaries and benefits, excluding government assistance, for the three and six months ended September 30, 2022, was $96,912 and $199,123 (September 30, 2021 – $85,046 and $151,048, respectively).
Share-based compensation and related costs were included in the following expenses:

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
	$	$	$	$

Direct cost of revenues	2,212	1,799	4,458	2,994
General and administrative	8,626	6,805	18,711	10,174
Research and development	9,984	7,956	20,869	12,160
Sales and marketing	14,106	12,238	29,192	20,145

Total share-based compensation and related costs	34,928	28,798	73,230	45,473
As at September 30, 2022, the Company had 11,277,494 options, 4,638,239 restricted share units, 47,980 deferred share units, and 619,640 performance share units which include non-market performance conditions outstanding (September 30, 2021 - 7,912,551, 1,508,256, 18,753 and 75,182, respectively).

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
    7. Finance income and costs

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
	$	$	$	$

Interest income	5,388	1,406	8,104	2,401
Interest expense	(537)	(687)	(1,246)	(1,456)

Net interest income	4,851	719	6,858	945

    8. Loss per share
The Company has stock options and share awards as potentially dilutive securities. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive securities have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive. Therefore, basic and diluted number of shares is the same for the three and six months ended September 30, 2022 and 2021. All outstanding potentially dilutive securities could potentially dilute loss per share in the future.

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021

Issued Common Shares	150,315,764	143,123,961	150,315,764	143,123,961
Weighted average number of Common Shares – basic and diluted	149,688,692	138,796,551	149,332,947	134,839,363

Net loss per share – basic and diluted	$(0.53)	$(0.43)	($1.21)	($0.80)
The weighted average number of potentially dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive was 17,300,048 and 17,349,949 stock options and share awards for the three and six months ended September 30, 2022 (September 30, 2021 - 9,624,133 and 8,894,627).
    9. Trade and other receivables

	September 30, 2022	March 31, 2022
	$	$

Trade receivables	26,361	22,894
Allowance for expected credit losses	(3,285)	(3,043)

Trade receivables, net	23,076	19,851

Research and development tax credits receivable	6,475	4,195
Sales tax receivable	6,116	6,323
Merchant cash advances	12,641	6,300
Indemnification receivables	8,811	9,097

Total trade and other receivables	57,119	45,766
The indemnification receivables are for indemnities on certain income tax payables and other liabilities assumed through our acquisitions.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
    10. Other current assets

	September 30, 2022	March 31, 2022
	$	$

Restricted cash and restricted deposits	1,305	1,531
Prepaid expenses and deposits	13,074	20,478
Commission asset	10,701	8,959
Contract asset and other	6,447	4,567

Total other current assets	31,527	35,535
    11. Goodwill
Impairment analysis
During the six months ended September 30, 2022, the Company's share price and therefore its market capitalization decreased. The carrying amount of the Company's net assets exceeded the Company's market capitalization as at September 30, 2022. This triggered an impairment test to be performed for the Company's operating segment (the "Segment") which is the level at which management monitors goodwill. Impairment, if any, is determined by assessing the recoverable amount of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use.
The Company completed an impairment test of goodwill as at September 30, 2022 using a fair value less costs of disposal model which demonstrated no impairment of goodwill as at September 30, 2022. Fair value less costs of disposal is a Level 3 measurement (see note 19). Fair value less costs of disposal is based on a discounted cash flow model involving several key assumptions that were used in the test for goodwill impairment. Adjusted EBITDA was determined as a valuation basis, using a five-year projection based on the Company's actual performance and management’s best estimates. A terminal value was calculated based on revenues, with a weighted average cost of capital reflecting the current market assessment being used. The costs to sell were assumed to be 2.5% of the fair value amount. The carrying value of the Segment was compared with the fair value less costs of disposal to test for impairment.
Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate and actual results do not meet the Company's forecasts. A reduction in the terminal value multiple, an increase in the pre-tax discount rate or a decrease in the revenue growth rate could cause impairment in the future. The determination of the recoverable amount involves the use of estimates by management and can have a material impact on the respective value and ultimately the amount of any impairment.
The following table indicates the values by which key assumptions would need to change individually for the estimated recoverable amount to be equal to the carrying amount:

Key Assumptions	Value Used in Impairment Model	Value For Carrying Amount to Equal Recoverable Amount

Discount Rate (%)	30%	34%
Terminal Value Multiple	3.4	2.8
Revenue Growth Rate (%)	32%	28%

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
    12. Other long-term assets

	September 30, 2022	March 31, 2022
	$	$

Restricted cash	136	260
Prepaid expenses and deposits	4,024	5,945
Commission asset	12,505	9,604
Contract asset	8,235	5,591
Investments	1,552	—

Total other long-term assets	26,452	21,400
    13. Accounts payable and accrued liabilities

	September 30, 2022	March 31, 2022
	$	$

Trade payables	37,013	39,245
Accrued compensation and benefits	20,003	25,238
Accrued payroll taxes on share-based compensation	2,929	3,594
Acquisition-related payables	6,403	5,527
Sales tax payable	3,441	3,861
Other	3,673	842

Total accounts payable and accrued liabilities	73,462	78,307
    14. Contingencies, Provisions and Commitments
Contingencies
Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Quebec, and the Company and certain of the Company's officers and directors were named as defendants in a securities class action brought in U.S. district court for the Eastern District of New York (a separate action brought in the Southern District of New York was voluntarily dismissed after a lead plaintiff was appointed in the Eastern District of New York action). The application and action are sought on behalf of purchasers of the Company's Common Shares, and are based upon allegations that the defendants made false and/or misleading statements to the public and seek unspecified damages. On June 27, 2022, the Company filed a motion to dismiss the securities class action brought in the U.S. district court for the Eastern District of New York. Plaintiffs to the securities class action brought in the U.S. district court for the Eastern District of New York filed an opposition to the Company's motion to dismiss, and the Company filed a reply. The Company and management intend to vigorously defend against each of these proceedings.
On October 22, 2021, CloudofChange, LLC, a non-practising entity, filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents at issue in the suit include U.S. Patents Nos. 9,400,640, 10,083,012 and 11,226,793. These patents generally relate to web-based point of sale builder systems. The Company and management intend to vigorously defend against the action.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
The Company has not provisioned for the above-mentioned matters as the outcome is not determinable nor the amount of loss, if any, reasonably estimable given the present stage of the proceedings in each case.
Provisions
The Company is involved in litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.
Restructuring
During the six months ended September 30, 2022, the Company implemented a restructuring plan for its operations. The restructuring expense consists entirely of costs related to terminations of employment for a total of $603 and $1,810 for the three and six months ended September 30, 2022, respectively (September 30, 2021 - nil and $197).
Commitments
During the six months ended September 30, 2022, the Company increased its commitments from those disclosed in its annual audited consolidated financial statements for the fiscal year ended March 31, 2022. The Company renegotiated certain contracts with service providers which include additional commitments of $18,940 over the next four fiscal years.
    15. Credit facility
The Company had credit facilities with the Canadian Imperial Bank of Commerce ("CIBC"), which included a $25,000 demand revolving operating credit facility (the "Revolver") and a $50,000 stand-by acquisition term loan, $20,000 of which was uncommitted (the "Acquisition Facility", and together with the Revolver, the "Credit Facilities"). The Acquisition Facility was drawn for $30,000 in January 2020 for the acquisition of Lightspeed POS Germany GmbH (formerly Gastrofix GmbH) and was set to mature 60 months thereafter. On July 6, 2022, the Company repaid in full the balance outstanding under the Acquisition Facility, including all accrued and unpaid interest and the Acquisition Facility was terminated. Prior to the repayment, excluding unamortized financing costs, the balance drawn on the Acquisition Facility was $30,000.
The Revolver is subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders. The Revolver is secured by all material assets of the Company. The Company was in compliance with covenants as at September 30, 2022.
On October 28, 2022, the Company amended the Revolver to, among other things, reduce the size of the Revolver to $5,000 and facilitate greater operating flexibility (the "Amended Revolver"). The Amended Revolver will be available for letters of credit or letters of guarantee for general corporate and working capital purposes. The Amended Revolver is subject to certain general covenants, including making available annual audited consolidated financial statements, and is secured by material assets of the Company.
    16. Share capital

The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. All references to Common Shares refer to Subordinate Voting Shares in the Capital of Lightspeed.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
    17. Accumulated other comprehensive income (loss)

	Foreign currency differences on translation of foreign operations		Hedging reserve		Total accumulated other comprehensive income (loss)
	2022	2021	2022	2021	2022	2021
	$	$	$	$	$	$
Balance as at March 31,	2,654	9,715	23	—	2,677	9,715

Other comprehensive loss	(15,522)	(4,125)	(2,778)	(945)	(18,300)	(5,070)

Balance as at September 30,	(12,868)	5,590	(2,755)	(945)	(15,623)	4,645
Foreign exchange forward contracts
The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9, Financial Instruments are met. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The notional principal of the foreign exchange contracts was $54,625 CAD as at September 30, 2022 (March 31, 2022 - $26,000 CAD).
    18. Related party transactions
Key management personnel includes the C-Level executives, and other Executive Vice-Presidents. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.
The executive compensation expense to the top five key management personnel is as follows:

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
	$	$	$	$

Short-term employee benefits	685	620	1,414	1,206
Share-based payments	6,314	8,728	13,325	10,345

Total compensation paid to key management personnel	6,999	9,348	14,739	11,551
    19. Financial instruments
Fair value
The Company measures the fair value of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability;
Level 3: Techniques which use inputs that have a significant effect on the recognized fair value that require the Company to use its own assumptions about market participant assumptions.
The Company estimated the fair value of its financial instruments as described below.
The fair value of cash and cash equivalents, restricted cash and restricted deposits, trade receivables, trade accounts payable, accrued compensation and benefits, and other accruals is considered to be equal to their respective carrying values due to their short-term maturities.
The fair value of accrued payroll taxes on share-based compensation approximates its carrying value as at September 30 and March 31, 2022.
Recurring fair value measurements
The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.
The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. The fair value of investments was determined based on Level 3 inputs using the prices for financial instruments stemming from private investments that the Company participated in.
As at September 30 and March 31, 2022, financial instruments measured at fair value in the unaudited condensed interim consolidated balance sheets were as follows:

	September 30, 2022			March 31, 2022

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Assets:
Cash and cash equivalents	Level 1	862,576	862,576	Level 1	953,654	953,654
Restricted cash and restricted deposits	Level 1	1,441	1,441	Level 1	1,791	1,791
Merchant cash advances	Level 3	12,641	12,641	Level 3	6,300	6,300
Foreign exchange forward contracts	Level 2	0	0	Level 2	23	23
Investments	Level 3	1,552	1,552	—	—	—
Liabilities:
Foreign exchange forward contracts	Level 2	2,755	2,755	Level 2	0	0